UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ViaSat, Inc.

File No. 000-21767 - CF#25290

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ViaSat, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 1, 2010, as amended on August 3, 2010.

Based on representations by ViaSat, Inc. that this information qualifies as either confidential information exempted from disclosure by statute under the Freedom of Information Act, 5 U.S.C. § 552(b)(3), or confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19   through March 10, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel